                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                   FORM 12b-25


                           NOTIFICATION OF LATE FILING


                                                        SEC FILE NO.: 000-21585

                                                        CUSIP NO.: 98157N 10 4
                                                                   98157N 11 2
                                                                   98157N 20 3

(Check One):
[ ] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [X] Form 10-Q   [ ] Form N-SAR

                         For Period Ended: June 30, 1999

                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR

                        For the Transition Period Ended:

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            NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN
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If the notification related to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRATION INFORMATION

Full Name of Registrant:            Worldwide Entertainment & Sports Corp.

Address of
Principal Executive Offices:        29 Northfield Avenue
                                    West Orange, New Jersey 07052

PART II - Rules 12b-25(b) and (c)

If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]     (a)       The reasons described in reasonable detail in Part III of
                  this form could not be eliminated without unreasonable effort or expense;

[ ]     (b)       The subject annual report, semi-annual report,
                  transition report on Form 10-K, Form 20-F, 11-K, or Form
                  N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form
                  10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]     (c)       The accountant's statement or other exhibit required by
                  Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

         The financial information necessary to complete the quarterly report could not be obtained on a timely basis.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

                           Roy Roberts: (973) 325-3244

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 month or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify reports

                         [X] Yes                   [  ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earning statements to be included in the subject report or portion thereof?

                         [X] Yes                   [  ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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                     Worldwide Entertainment & Sports Corp.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date:  August 16, 1999                            By: /s/Roy Roberts
                                                      Chief Financial Officer

PART IV OTHER INFORMATION

(3) The Company anticipates a decrease in its losses from operations from $(1,313,112) for the three month period ended June 30, 1998 to $(832,971) for the three month period ended June 30, 1999 as a result in as a result in increased income from comissions, purses and endorsement and marketing fees.